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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66518

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hodes Weill Securities, LLC (formerly JapanWorks Capital, LLC)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

623 Fifth Avenue, 24th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Weill (212) 542-5977
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Squire & Company, PC
(Name – *if individual, state last, first, middle name*)

1329 South 800 East	Orem	Utah	84097
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11018376

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/8

OATH OR AFFIRMATION

I, Susan Swanezy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hodes Weill Securities, LLC (formerly JapanWorks Capital, LLC), as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER MARIN
Notary Public, State of New York
No. 01MA6082226
Qualified in Westchester County
Commission Expires October 21, 2014

[Signature]
Signature

Principal
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) ~~Statement of Income (Loss).~~ Statement of Income and Changes in Member's Equity
- ☒ (d) ~~Statement of Changes in Financial Condition~~. Statement of Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X Independent Auditor's Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X Independent Auditor's Report on Internal Control

HODES WEILL SECURITIES, LLC
(formerly JapanWorks Capital, LLC)

FINANCIAL STATEMENTS

Year Ended December 31, 2010

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS:	
Statement of Financial Condition	2
Statement of Income and Changes in Member's Equity	3
Statement of Cash Flows	4
Notes to Financial Statements	5
SUPPLEMENTARY INFORMATION:	
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	7
Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	8
Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	9
Independent Auditor's Report on Internal Control as Required by Securities and Exchange Commission Rule 17a-5(g)(1)	10

SQUIRE
AUDIT • TAX • ADVISORY

1329 South 800 East • Orem, Utah 84097-7700 • (801) 225-6900 • Fax (801) 226-7739 • www.squire.com

Independent Auditor's Report

Manager and Member
Hodes Weill Securities, LLC

We have audited the accompanying statement of financial condition of Hodes Weill Securities, LLC (formerly JapanWorks Capital, LLC) as of December 31, 2010, and the related statements of income and changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Hodes Weill Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hodes Weill Securities, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Squire & Company, PC

Orem, Utah
February 23, 2011

HODES WEILL SECURITIES, LLC (formerly JapanWorks Capital, LLC)
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Cash	$ 485,906
Prepaid expenses and deposits	6,794
Total assets	$ 492,700

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable:	
Trade	$ 12,232
Affiliates	15,415
Total liabilities	27,647
Member's Equity	465,053
Total liabilities and member's equity	$ 492,700

The accompanying notes are an integral part of this financial statement.

HODES WEILL SECURITIES, LLC (formerly JapanWorks Capital, LLC)
STATEMENT OF INCOME AND CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2010

Revenue:	
Advisory fees	$ 475,000
Other income	20
Interest income	204
Total revenue	475,224
Expenses:	
Personnel and professional services	48,915
Occupancy	17,755
Other operating	14,659
Total expenses	81,329
Net Income	393,895
Member's Equity at December 31, 2009	6,032
Member Contributions	73,100
Member Withdrawals	(7,974)
Ending Member's Equity at December 31, 2010	$ 465,053

The accompanying notes are an integral part of this financial statement.

HODES WEILL SECURITIES, LLC (formerly JapanWorks Capital, LLC)
STATEMENT OF CASH FLOWS
Year Ended December 31, 2010

Cash Flows from Operating Activities:	
Net income	$ 393,895
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Prepaid expenses and deposits	(6,794)
Accounts payable	26,993
Total adjustments	20,199
Net cash provided by operating activities	414,094
Cash Flows from Financing Activities:	
Member contributions	73,100
Member withdrawals	(7,974)
Net cash provided by financing activities	65,126
Net Change in Cash	479,220
Cash at December 31, 2009	6,686
Cash at December 31, 2010	$ 485,906

The accompanying notes are an integral part of this financial statement.

Note 1. Business and Summary of Significant Accounting Policies

Hodes Weill Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's business activities include placement of private securities and financial advisory services including mergers and acquisitions, debt restructuring, and financing. The Company follows the accounting and reporting requirements of broker-dealers. The Company was organized as a limited liability company in the state of Utah on December 28, 1999 and will be dissolved on or before December 22, 2098. Operations began November 17, 2004.

Prior to and during the first four months of 2010, the Company operated under the name JapanWorks Capital, LLC. On May 1, 2010 ownership changed and the Company became wholly owned by Hodes Weill and Associates, LP when Hodes Weill and Associates, LP acquired 100% of the membership interests in JapanWorks Capital, LLC. On June 7, 2010, the Company name was changed to Hodes Weill Securities, LLC.

A summary of significant accounting policies follows:

Cash – Cash includes all regular checking and savings accounts. At December 31, 2010, the carrying amount of deposits with financial institutions was $485,906 and the bank balance was $485,906, of which $450,702 was covered by federal depository insurance.

Income Taxes – As a single-member limited liability company, the Company's activities are disregarded and reported with its owner for tax purposes. Accordingly, no provision for income taxes has been recorded as the income tax effects of the Company's activities flow directly to its member.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $458,260 which was $453,260 in excess of its required net capital of $5,000. At December 31, 2010, the Company's net capital ratio was 0.06 to 1.

Note 3. Supplemental Disclosure - Statement of Cash Flows

The Company paid no interest or income taxes and had no noncash investing or financing activities for the year ended December 31, 2010.

Note 4. Related Party Transactions

On May 1, 2010 the Company entered into an expense sharing agreement with Hodes Weill and Associates, LP, the sole owner of the Company, to pay $2,000 per month to cover expenses incurred by Hodes Weill and Associates, LP. During the year ended December 31, 2010 the Company paid a total of $16,000 to Hodes Weill and Associates, LP under this agreement. The Company also reimbursed $10,230 to Hodes Weill Holdings, LLC, an affiliate of the Company, for professional fees and regulation compliance costs incurred on behalf of the Company during the year ended December 31, 2010.

On December 31, 2010, the Company had a balance of $15,415 payable to Hodes Weill and Associates, LP for legal costs paid on behalf of the Company by Hodes Weill and Associates, LP during the year ended December 31, 2010.

Note 5. Subsequent Events

On February 23, 2011 the Company distributed $400,000 to its parent company, Hodes Weill and Associates, LP. The Company has evaluated subsequent events through February 23, 2011, the date the financial statements were available to be issued.

HODES WEILL SECURITIES, LLC (formerly JapanWorks Capital, LLC)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2010

	SCHEDULE I
Net Capital:	
Total member's equity	465,053
Deductions and/or charges - nonallowable assets:	
Prepaid expenses and deposits	6,794
Net capital before haircuts	458,259
Haircuts	-
Net capital	$ 458,259
Aggregate Indebtedness:	
Accounts payable	$ 27,647
Computation of Basic Net Capital Requirement:	
Minimum net capital required:	
6 2/3% of aggregate indebtedness, $5,000 minimum	$ 5,000
Excess net capital	$ 453,259
Ratio of aggregate indebtedness to net capital	0.06 to 1
Reconciliation with Company's Computation:	
(included in Part II of Form X-17A-5 as of December 31, 2010):	
Net capital, as reported in Company's Part II FOCUS report (unaudited)	$ 476,062
Net audit adjustments (recording additional accounts payable at year end)	(17,803)
Net capital per above	$ 458,259

HODES WEILL SECURITIES, LLC (formerly JapanWorks Capital, LLC)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2010

SCHEDULE II

The Company meets the exemptions of Rule 15c3-3(k). The Company does not receive or acquire or hold funds or securities for the accounts of customers. The Company promptly pays commissions as they are received.

Credit Balances	$ -
Debit Balances	-
Reserve Computation:	
Excess of total debits over total credits	$ -
Required Deposit	None
Reconciliation with Company's Computation:	
(included in Part II of Form X-17A-5 as of December 31, 2010):	
Excess as reported in Company's Part II FOCUS report (unaudited)	$ -
Net audit adjustments	-
Excess per above computation	$ -

HODES WEILL SECURITIES, LLC (formerly JapanWorks Capital, LLC)
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2010

SCHEDULE III

1.	Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3)	$ -
A.	Number of items	None
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ -
A.	Number of items	None

SQUIRE
AUDIT • TAX • ADVISORY

1329 South 800 East • Orem, Utah 84097-7700 • (801) 225-6900 • Fax (801) 226-7739 • www.squire.com

Independent Auditor's Report on Internal Control
as Required by Securities and Exchange Commission (SEC) Rule 17a-5(g)(1)

Manager and Member
Hodes Weill Securities, LLC

In planning and performing our audit of the financial statements of Hodes Weill Securities, LLC (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Hodes Weill Securities, LLC, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of members of the Company, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Agren & Company, PC

Orem, Utah
February 23, 2011